

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

March 27, 2009

Mr. Jonathan Couchman
Chief Executive Officer
Footstar, Inc.
933 MacArthur Blvd.
Mahwah, NJ 07430

>   **Re: Footstar, Inc.**
>   **Schedule 14A**
>   **File No. 001-11681**
>   **Filed March 6, 2009**

Dear Mr. Couchman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   It appears from the disclosure on pages F-17 and F-18 of your Form 10-K filed on March 9, 2009 that the assets held for sale by consist of the building and improvements, as well as the 21-acre land plot located in Mahwah, New Jersey. With a view to disclosure, please confirm whether our understanding is correct that these are the only significant assets you have remaining to sell as a part of the liquidation.

Questions and Answers About the Meeting and Related Matters, page 1

2.   We note the statement in the second to last paragraph on page ii that you "anticipate that [you] will begin making distributions of liquidation proceeds to shareholders within three to six months (or sooner) from the time [you] file [y]our certificate of dissolution." Please revise here and "What happens to my shares of common stock after the Dissolution" on page four to clarify the timing and process of the share cancellation and cash distribution processes. It is unclear what factors will determine the timing of cancellation and distributions; and it is unclear, for example, if the right to distributions or other shareholder rights would continue after you file a certificate of dissolution. Please revise accordingly.

Listing and Trading of Our Common Stock; Termination of Reporting Requirements, page 22

3.   We note the statement on pages iii, 6, and elsewhere that you will be in existence for three years (or up to ten years if the Company elects to comply with Section 281(b) of the Delaware General Corporation Law) after the dissolution. We further note that on page 10 you disclose that you may seek relief from certain reporting requirements. Please tell us the basis for such relief.

4.   Please revise the description of your plans and intentions with regard to Exchange Act reporting obligations to indicate what information, if any, will be provided to shareholders following dissolution but prior to your last liquidation payment.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jay Williamson at (202) 551-3393 or James Lopez at (202) 551-3536 at with other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Maureen Richards
Fax: (201) 934-2642